Exhibit 99.1

Ballard and Audi Sign 3.5-Year Extension to Long-Term Program for Fuel Cell Passenger Cars

  Contract extension to August 2022 supports Audi through vehicle launch

VANCOUVER and INGOLSTADT, GERMANY, June 11, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that the Company has signed a 3.5-year extension to its current Technology Solutions contract with AUDI AG, part of the Volkswagen Group (Volkswagen AG, www.volkswagenag.com and AUDI AG, www.audi.com), extending the HyMotion program to August 2022. The aggregate value of the contract extension is expected to be C$80-to-130 million (US$62-100 million). The program will support Audi through its small series production launch.

The HyMotion program encompasses automotive fuel cell stack development as well as system design support activities. Ballard is focused on the design and manufacture of world-leading, next-generation fuel cell stacks for use in Audi's demonstration car program. Ballard engineers are leading critical areas of fuel cell product design – including the membrane electrode assembly (MEA), plate and stack components – along with certain testing and integration work.

Dr. Peter Mertens, Board Member for Technical Development at AUDI AG said, "Our collaboration with Ballard has enabled the acceleration of our automotive fuel cell program, by bringing together fuel cell skills and expertise in both organizations. We have developed demonstration cars using fuel cell technology and design from the HyMotion program, and are working toward a small series production launch."

Randy MacEwen, Ballard President and CEO stated, "The long-term HyMotion program is a testament to the commitment that Volkswagen Group and Audi have shown toward fuel cell electrification and their partnership with Ballard. Ballard is committed to supporting Volkswagen and Audi's corporate fuel cell automotive goals and objectives. We believe the Ballard-designed fuel cell stacks integrated into Audi's propulsion systems and vehicles will deliver outstanding automotive fuel cell performance, including highest power density, lightest weight, highest durability and robust freeze start capabilities."

Mr. MacEwen added, "The automotive industry is undergoing extraordinary transformation, driven by electrification, shared mobility and autonomy. We believe shared mobility and autonomy will fundamentally change passenger car utilization rates, with much longer daily range requirements and longer hours of operation. We expect fuel cell electrification to uniquely provide the passenger vehicle market with zero-emissions, low noise and smooth acceleration while also meeting long daily range and rapid refueling requirements."

Dr. Kevin Colbow, Ballard's Vice President – Technology and Product Development commented, "Our highly experienced team of HyMotion engineers and scientists are collaborating closely with Audi's fuel cell competence center. We recently completed a series of regularly scheduled program update meetings with Audi in Germany and can confirm that we remain on-track with respect to our program goals."

Ballard signed an initial 4-year contract with Volkswagen AG in March 2013, followed by a 2-year extension in February 2015, with the full 6-year contract term running to March 2019. AUDI AG assumed leadership of the program in 2016.

Concept cars representing multiple Volkswagen and Audi brand models, and utilizing technology and components developed through the HyMotion program with Ballard, have been unveiled at Detroit and LA Auto Shows over the past several years. This has included the Golf SportWagen HyMotion, Passat HyMotion and Audi A7 Sportback h-tron quattro.

About Audi
The Audi Group, with its brands Audi, Ducati and Lamborghini, is one of the most successful manufacturers of automobiles and motorcycles in the premium segment. It is present in more than 100 markets worldwide and produces at 16 locations in twelve countries. 100 percent subsidiaries of AUDI AG include Audi Sport GmbH (Neckarsulm), Automobili Lamborghini S.p.A. (Sant'Agata Bolognese, Italy) and Ducati Motor Holding S.p.A. (Bologna, Italy).

In 2017, the Audi Group delivered to customers about 1.878 million automobiles of the Audi brand, 3,815 sports cars of the Lamborghini brand and 55,900 motorcycles of the Ducati brand. In the 2017 fiscal year, AUDI AG achieved total revenue of €60.1 billion and an operating profit of €5.1 billion. At present, approximately 90,000 people work for the company all over the world, more than 60,000 of them in Germany. Audi focuses on sustainable products and technologies for the future of mobility.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated development activities and results as well as deliveries and deployments of our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2018/11/c6005.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:30e 11-JUN-18